PRESS RELEASE

Crescent Point Energy Provides Further Update on Alberta Wildfires

May 16, 2023 Calgary, AB



Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) advises that it has shut-in its Kaybob Duvernay production due to the ongoing Alberta wildfires. A portion of this production was recently reactivated in the prior week, however Crescent Point is temporarily shutting back-in the remainder of its 45,000 boe/d of production in the area as a precautionary measure due to changing wildfire conditions. No damage has been reported to the Company's assets.

Crescent Point continues to work with local officials, regulators, and industry partners to ensure everyone's safety in the area and plans to restart production once permitted to do so. The Company will provide another update to this evolving situation when appropriate.

Crescent Point continues to thank its staff, industry partners, emergency responders and firefighters for their hard work and dedication to protecting our communities.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.